As filed with the Securities and Exchange Commission on September 3, 2003



                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                         For the month of September 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                 Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                        No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

                                                           For Immediate Release
                                                      Wednesday 3 September 2003



CHANGE TO TELE2'S MANAGEMENT STRUCTURE

New York and Stockholm - Tele2 AB, ("Tele2"), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that Johnny Svedberg has been appointed Chief Operating Officer of Tele2.

Johnny Svedberg's responsibilities include Marketing Coordination, Product Implementation, Network & Operations, Billing, Customer Service, Carrier Business & Revenue Assurance, Legal, Regulatory and Purchasing, as well as the market area Eastern Europe and Russia.

Lars-Johan Jarnheimer, CEO of Tele2 said; "The objective in establishing this new function is to further streamline the workload in a fast growing company".

Tele2's market organisation will as before report to the CEO. The five regional managers moving forward are:

Fredrik Berglund, Nordic
Johnny Svedberg, Eastern Europe and Russia
Anders Olsson, Central Europe
Jean-Louis Constanza, Southern Europe
Per Borgklint, Benelux

This structure will result in some changes. Organisationally they take effect immediately, however for accounting purposes the market areas will remain unchanged until 31 December, 2003.

Tele2's European expansion and its efforts in those countries which are set to join the European Union, increases the importance of the work required on regulatory issues. Consequently Jan Tjernell has been appointed as head of all regulatory issues.

Lars-Johan Jarnheimer, CEO of Tele2 said; "One could say that Tele2 is simultaneously working on two different markets, the customer market and the regulatory market. Now we will put further emphasis on the work required to achieve fair competitive conditions in all countries. The old telecom monopolies are still being favoured in many EU-countries, as well as those countries, which will shortly join the European union. Tele2 is the only telecom company operating throughout the EU and the countries to be included in the EU, whose roots have not come from an old monopoly".

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to over 18.7 million people in 22 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services and, together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS
Lars-Johan Jarnheimer               Telephone:      + 46 8 562 640 00
President and CEO, Tele2 AB

Hakan Zadler                        Telephone:      + 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor/Andrew Best           Telephone:      + 44 20 7321 5010
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



By:  /s/ Hakan Zadler
     ----------------
Name:
Title:

Date:  September 3, 2003